Exhibit 28d(v)

Management Fee Waiver and Expense Limitation Agreement

This Management Fee Waiver and Expense Limitation Agreement (this “Agreement”) is made and entered into as of this 15th day of December, 2011 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Equity Trust (the “Trust”) with respect to the Lord Abbett Calibrated Large Cap Value Fund and the Lord Abbett Calibrated Mid Cap Value Fund.

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to the Lord Abbett Calibrated Large Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive a portion of its management fee and bear directly and/or reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.50% of the Fund’s average daily net assets.

2.

With respect to the Lord Abbett Calibrated Mid Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive a portion of its management fee and bear directly and/or reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.60% of the Fund’s average daily net assets.

3.	This Agreement will be effective from December 15, 2011 through November 30, 2013. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Equity Trust

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel